FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Decision on Calling Shareholders’ Meeting (Revise)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 3, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Decision on Calling Shareholders’ Meeting (Revise)

Agenda No.3 (Election of Directors) is added to Matters Requiring Resolution disclosed in April 16, 2010.

1. Date and Time	Date	28 May 2010
	Time	AM 8:30
2. Place	Guro-gumin Meeting hall, Euisadang-Gil 12, Guro-dong 101, Guro-gu, Seoul, Rep. of Korea
3. Agenda and Key Issues	Matters requiring resolution Agenda No 1. Approval of Merger Agreement with NHN Games Co., Ltd. Agenda No 2. Amendments of Articles of Incorporation Agenda No 3. Election of Directors
4. Date of Board of Directors Resolution	19 April 2010
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors in Attendance( on Audit Committee who are not outside Directors)	Attended
5. Other	-
	※ Relevant Disclosure	16 April 2010

Details of Director Candidates in the Board
Name	Birth Year	Terms	Experiences	Current Title	Education	Nationality
In Joon, Hwang	June 1965	3 Years	• Woori Financial Group • Woori Investment & Securities Co., Ltd.	CFO of NHN Corp.	Seoul Nat’l Univ. Graduate School of New York Univ.	Rep. of Korea
Wook Jeong	December 1972	3 Years	• Accenture plc. • Freechal Inc.	Executive Director of Game Business Group, NHN Corp.	Seoul Nat’l Univ.	Rep. of Korea
Hyun Sung Kim	December 1971	3 Years	• DR & AJU Law Firm • Judge, Seoul Northern District Court	Executive Director of Judicial Group, NHN Corp.	Seoul Nat’l Univ.	Rep. of Korea